UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diginex Limited

(Name of Issuer)

Ordinary shares, no par value per share

(Title of Class of Securities)

Y2074E109

(CUSIP Number)

19A Shouson Hill Road

Shouson Hill, Hong Kong

Attn: Chi-Won Yoon

+852-2284-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2074E109
1	NAME OF REPORTING PERSONS Chi-Won Yoon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,746,346(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,746,346(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,746,346(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.51%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of October 9, 2020.
(2)	Calculated based on 31,715,726 shares of ordinary shares of the Issuer outstanding as of October 9, 2020, as reported in the Issuer’s Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on October 9, 2020.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, no par value per share (the “ordinary shares”), of Diginex Limited (the “Issuer”). The principal executive office of the Issuer is located at 35/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Chi-Won Yoon (collectively, the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is c/o Diginex Limited, 35/F Two International Finance Street, Central, Hong Kong.

(c) Chi-Won Yoon is currently the Chairman of the Issuer.

(d) During the last five years, Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the knowledge of the Reporting Person, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See responses to Item 6 on each cover page.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of ordinary shares reported herein as being beneficially owned by the Reporting Persons (the “Subject Shares”) were purchased using available personal funds. The aggregate consideration paid for the Subject Shares, excluding commissions, was approximately $3,753,239.

Item 4.	Purpose of the Transaction

The ordinary shares acquired by the Reporting Person will be held for investment purposes.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and may, from time to time, depending on various factors, including the Issuer’s financial position and strategic direction, the price of the Issuer’s ordinary shares, laws and regulations applicable to the Issuer and its industry, and general economic and industry conditions, take such actions with respect to his investment in the Issuer as the Reporting Person deems appropriate at the time, including changing his intentions with respect to matters required to be disclosed in this Schedule 13D. The Reporting Person may (i) acquire or dispose of ordinary shares or other securities of the Issuer, including derivative or other instruments that are based upon or relate to the value of the ordinary shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) nominate or recommend candidates to serve on the Issuer’s board of directors; (iii) enter into or amend agreements with respect to voting, holding or disposing of Securities; (iv) engage in discussions with management, the board of directors, other stockholders and other relevant parties about, or take other actions concerning, corporate transactions or the Issuer’s business, strategy, plans, prospects, structure, board composition, management, capitalization, dividend policy or corporate documents; or (v) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) See responses to Item 13 on each cover page.

(b) See responses to Items 7, 8, 9 and 10 on each cover page.

(c) On September 30, 2020, the Reporting Person received ordinary shares in the Issuer pursuant to the consummation of the transactions contemplated by that certain Share Exchange Agreement, dated as of July 9, 2019, as amended and supplemented by the Amendment and Joinder to Share Exchange Agreement, Second Amendment to the Share Agreement, Third Amendment to the Share Exchange Agreement, and Fourth Amendment to the Share Exchange Agreement (dated October 8, 2019, January 28, 2020, May 6, 2020 and June 24, 2020, respectively), and the Merger Agreement, dated as of October 8, 2019, which transactions were consummated on September 30, 2020 (the “business combination”). As a condition to the consummation of the business combination, the Issuer and its predecessor entities entered into the Amended and Restated Registration Rights Agreement to include certain rights relating to the registration of certain of the Issuer’s securities, to which the Reporting Person is a party. The Reporting Person is also a party to the Escrow Agreement by and among the Issuer and certain other parties pursuant to which, as a part of the business combination, certain securities of the Issuer are held in escrow for a period of twelve months following the business combination as security for the payment of potential claims resulting from the business combination.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the ordinary shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons has entered into a power of attorney, attached here to as Exhibit 99.1. The Reporting Person is also a party to the Issuer’s 2020 Omnibus Incentive Plan, which permits the granting of awards to the Reporting Person in the form of options, share appreciation rights, restricted shares, restricted share units, performance based awards, and other share-based or cash-based awards.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 15, 2020

Chi-Won Yoon

By:	/s/ Chi-Won Yoon
Name:	Chi-Won Yoon